Changes in Investment Policy:

Effective of December 21, 2012, the Fund amended an existing non-fundamental investment policy, which now provides that it may invest up to 5% of its total assets in defaulted bonds when the Sub-Adviser believes that the issuer's potential revenue and prospects for recovery are favorable (except that the Fund may invest in mortgagerelated and other asset-backed securities without regard to this limit, subject to the Fund's other investment policies).
Prior to the amendment, the Fund's non-fundamental investment policy provided that it could invest up to 5% of its total assets in defaulted bonds when the Sub-Adviser believed that the issuer's potential revenue and prospects for recovery are favorable - and did not exempt mortgage-related and other asset-backed securities from the 5% limit.

The amended non-fundamental policy may subject the Fund to additional or heightened levels of risk associated with defaulted bonds high yield bonds and mortgage-related and other asset-backed securities. Securities that are in default or the issuers of which are in bankruptcy involve substantial risks. The Fund may incur additional expenses to the extent it is required to seek recovery on a defaulted security with respect to the payment of principal or interest. In any reorganization or liquidation proceeding relating to such an investment, the Fund may lose its entire investment or may be required to accept cash or securities with a value substantially less than its original investment. In addition, it frequently may be difficult to obtain information as to the true financial condition of the issuer of a defaulted security, and the Sub-Adviser's judgments about the relative value of these securities may prove to be wrong. Please see also "Note 2. Principal Risks" in the Notes to Financial Statements for a description of risks associated with mortgage-related and other asset-backed securities.